                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                               ACADIA REALTY TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   004239 10 9
                      (CUSIP Number of Class of Securities)

                              KENNETH MILLER, ESQ.
                                 YALE UNIVERSITY
                                55 WHITNEY AVENUE
                            NEW HAVEN, CT 06510-1300
                                 (203) 432-0120
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                    Copy to:
                             MICHAEL W. BLAIR, ESQ.
                              DEBEVOISE & PLIMPTON
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

                                NOVEMBER 10, 2004
         (Date of Event which Requires Filing Statement on Schedule 13D)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                  SCHEDULE 13D

                              CUSIP NO. 004239 10 9
--------------------------------------------------------------------------------
(1)       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Yale University
          I.R.S. Identification No. 06-0646973-N
--------------------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
(3)       SEC USE ONLY
--------------------------------------------------------------------------------
(4)       SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|
--------------------------------------------------------------------------------
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION
          Connecticut
--------------------------------------------------------------------------------
 NUMBER OF SHARES    (7)               SOLE VOTING POWER
                                       3,468,006
BENEFICIALLY OWNED

 BY EACH REPORTING  ------------------------------------------------------------
                     (8)               SHARED VOTING POWER
   PERSON WITH                         166,361
                    ------------------------------------------------------------
                      (9)              SOLE DISPOSITIVE POWER
                                       3,468,006
                    ------------------------------------------------------------
                     (10)              SHARED DISPOSITIVE POWER
                                       166,361
--------------------------------------------------------------------------------
(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,634,367
--------------------------------------------------------------------------------
(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.4%
--------------------------------------------------------------------------------
(14)      TYPE OF REPORTING PERSON
          EP
--------------------------------------------------------------------------------

                         AMENDMENT NO. 5 TO SCHEDULE 13D

         The statement on Schedule 13D (the "Statement") filed on September 25, 2002, as amended by Amendment Nos. 1, 2, 3 and 4 thereto filed on March 23, 2004, March 26, 2004, March 31, 2004 and November 9, 2004, respectively, relating to the common shares of beneficial interest, par value $.001 per share (the "Common Shares") of Acadia Realty Trust, a Maryland real estate investment trust (the "Trust"), is hereby amended and supplemented as set forth below in this Amendment No. 5 to the Statement by Yale University, a Connecticut corporation (the "Reporting Person"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Statement, as so amended.

ITEM 4. PURPOSE OF TRANSACTION

         The disclosure in Item 4 is hereby amended and supplemented by adding the following:

         "On November 10, 2004, the Underwriters acquired 954,225 Common Shares from the Reporting Person and 45,775 Common Shares from YURPSE at the Offering Price less the Underwriting Discount, pursuant to the closing under the November Underwriting Agreement."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The disclosure in Item 5(a) is hereby amended and restated to read in its entirety as follows:

         "(a) The Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 3,634,367 Common Shares. The Common Shares owned by the Reporting Person constitute approximately 12.4% of the Common Shares issued and outstanding (computed on the basis of 29,299,224 Common Shares issued and outstanding, as reported in the Trust's Prospectus Supplement, dated November 4, 2004, to the Prospectus dated March 29, 2000, Prospectus dated
May 14, 2003 and Prospectus dated March 19, 2004 filed with the Securities and Exchange Commission on November 8, 2004)."

         The disclosure in Item 5(b) is hereby amended and restated to read in its entirety as follows:

         "(b) The Reporting Person has sole power to dispose of 3,468,006 Common Shares and shared power to direct the disposition of 166,361 Common Shares held of record by YURPSE. YURPSE has shared power to direct the disposition of 166,361 Common Shares.

         The Reporting Person has sole power to vote 3,468,006 Common Shares and shared power to direct the vote of 166,361 Common Shares held of record by YURPSE. YURPSE has shared power to direct the vote of 166,361 Common Shares.

         The Reporting Person disclaims beneficial ownership of the Common Shares held by YURPSE."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 10, 2004

                                        YALE UNIVERSITY

                                        By: /s/ David F. Swensen
                                           ------------------------------------
                                        Name:   David F. Swensen
                                        Title:  Chief Investment Officer